October 20, 2023

Catherine De Lorenzo

Office of Real Estate & Construction

Division of Corporation Finance

Re:	NileBuilt Corp.
Form 1-A
Filed September 22, 2023
File No. 024-12287

Ms. De Lorenzo:

Please see below for responses to the Division’s letter dated October 5, 2023 regarding the above captioned matter. All questions have been addressed in Amendment No. 3 to the Offering Statement on Form 1-AA, filed October 20, 2023 (“Amendment”), as further herein detailed.

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1. We note your revised disclosure regarding rolling closings and that you continue to reserve the right to terminate the offering at your sole discretion. Please provide expanded disclosure regarding your rolling closings including how frequently closings may occur, how you will determine whether and when to have a closing, what rights subscribers may have after remitting payment prior to a closing, and whether you may terminate the offering without ever having a closing. Given these offering features please also provide us your analysis as to whether your offering should be considered to be a delayed offering and not a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A.

Please note that the above referenced disclosures relating to rolling closings and termination of the offering were based directly on previous discussions with members of the Division regarding how to disclose the timing of rolling closings. In such discussions, the members of the Division indicated that they did not want to legislate through review as to what would or would not constitute a delayed offering based on days between closings and indicated that so long as such closings were held “promptly,” that the Division would not consider such rolling closings as a delayed offering. One Division member indicated that she would personally consider closings in excess of every 30 days to possibly constitute a delayed offering.

In any case, the Company intends to hold closings regularly pursuant to a schedule set by the company and broker of record, but in no case longer than every 30 days. No subscriber of shares would have any rights of a shareholder of the company until a closing following its subscription occurs.

We have revised the disclosures to state that the Company may terminate the offering only after it has conducted a closing, which it would anticipate doing only in limited circumstance such as if the Company found alternate financing on better terms, it could not afford to continue the offering or if its business plans changed.

Under Rule 251(d)(3)(i)(F) of Regulation A, “continuous or delayed offerings may be made under this Regulation A, so long as the offering statement pertains only to… securities the offering of which will be commenced within two calendar days after the qualification date, will be made on a continuous basis, may continue for a period in excess of 30 calendar days from the date of initial qualification, and will be offered in an amount that, at the time the offering statement is qualified, is reasonably expected to be offered and sold within two years from the initial qualification date…” Here, the offering of securities will commence within 2 calendar days from the qualification date, with sales to be closed promptly thereafter. Further, the securities are being offered in an amount that the company reasonably expects to be sold within two years.

The company is not raising capital now for expenses or acquisitions it has planned for the future, but rather is raising capital to be immediately deployed.

The fact that closing will be held on a rolling basis does not make the offering a delayed offering, as any offering conducted over 2-3 years would require multiple closings in order to not constitute a delayed offering. Further, the fact that a minimal amount of time elapses between each closing for administrative purposes does not change the nature of the offering, which is to offer securities on a continuous basis and regularly close on subscriptions in order to immediately deploy funds. In addition, the fact that the company may terminate the offering does not make the offering a delayed offering, as the rules do not contemplate that in order to offer securities on a continuous basis, an issuer must hold open the offering for the full allotted offering period or until all securities are sold, no matter the circumstance.

Accordingly, the company is not offering its shares on a delayed basis and meets the requirements for a continuous offering under Rule 251.

Please see throughout the Amendment for the requested updates to disclosures.

We appreciate your time and attention in this matter.

Sincerely,

/s/ Dodson Robinette PLLC